

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 29, 2009

Mr. Lawrence Ward
President and Chief Executive Officer
Heritage Oaks Bancorp
545 12th Street
Paso Robles, CA 93446

> **Re:** **Heritage Oaks Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 16, 2009**
> **File No. 000-35020**

Dear Mr. Ward:

We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney